

Mail Stop 7010

December 21, 2007

By U.S. Mail and Facsimile

Mr. Philip G. Weaver
Chief Financial Officer
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, OH 45840

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Definitive Proxy Statement on Schedule 14A Filed March 22, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **File No. 001-04329**

Dear Mr. Weaver:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 1A. Risk Factors, page 6

1.   Your disclosure states that "Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations." Delete in future filings this language because Cooper Tire & Rubber is required to disclose all risks that it believes are material at this time.

Management's Discussion and Analysis, page 16

2006 versus 2005, page 18

2.   We note that your product liability costs increased by $11.3 million during 2006. However, your disclosures do not indicate the reasons for this increase. Please supplementally tell us the reason for this fluctuation. In addition, please revise your MD&A in future filings to include a comprehensive discussion of the underlying reasons for significant increases or decreases in your product liability costs.

3.   We note that your product warranty expense increased by approximately $9.4 million from 2005 to 2006. Please supplementally explain to us the reason for this increase. Additionally, please expand your discussion in MD&A, in future filings, to provide a comprehensive discussion of the underlying causes for any significant increases or decreases in your product warranty expense.

Critical Accounting Policies, page 28

Products Liability, page 28

4.   We note your statement that "the total cost of resolution of such claims, or increase in reserves resulting from greater knowledge of specific facts and circumstances related to such claims, could have a greater impact on the consolidated results of operations and financial position of the Company in future periods and, in some periods, could be material." Given the potential material impact that these claims could have on your disclosure, we believe that certain information required by Questions 2 and 3 of SAB Topic 5Y, *Accounting and Disclosures Relating to Loss Contingencies*, should be supplementally provided to us and disclosed in future filings, including:

- the time frame over which the accrued amounts may be paid out;
- the material components of the product liability accrual and significant assumptions underlying such estimates;
- the total number of product liability claims pending at each balance sheet date;
- the number of claims filed for each period presented;
- the number of claims settled;
- the number of claims otherwise resolved;
- the average costs per settled claim;
- the total amount of damages alleged at each balance sheet date; and
- disclosures that address the historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity.

We note your statement that, "Because of the speculative nature of litigation in the United States, the Company does not believe a meaningful aggregate range of potential loss for asserted and unasserted claims can be determined." We note, however, that you accrue the minimum liability for each known claim when the estimated outcome is a range of possible loss and no one amount within that range is more likely than another. Please provide the range of loss for those claims for which you only accrued the minimum amount of the range as we assume that there is at least a reasonable possibility that an additional loss may have been incurred for those claims. Refer to paragraph 10 of SFAS 5 and paragraph 3 of FIN 14.

Note 1 – Significant Accounting Policies, page 38

Warranties, page 42

5.   In future filings, please provide your product warranty rollforward for each period for which an income statement is presented. Please see paragraph 14b of FASB Interpretation No. 45 for guidance.

Definitive Proxy Statement on Schedule 14A Filed March 22, 2007

Employment Agreements and Arrangements, page 23

Mr. Philip G. Weaver, page 24

6.   Your disclosure states that Mr. Philip G. Weaver agreed to remain employed in his present capacity for a specified time "at a base salary not lower than his base salary at the time of execution of the agreement." Revise in future filings to state what Mr. Weaver's base salary was at the time of execution of the agreement. We note the disclosure in section 4(a) of the second amended and restated employment agreement filed as exhibit 10(1) to the current report on Form 8-K dated October 13, 2006, and filed October 19, 2006, that Mr. Weaver's annual base salary is $400,015.00.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief